Shoe Pavilion, Inc. appoints Neil Watanabe Executive Vice President and Chief Financial Officer

SHERMAN OAKS, California (Business Wire) November 28, 2005, Shoe Pavilion, Inc. (NASDAQ: SHOE) today announced that it had appointed Neil Watanabe as its Executive Vice President and Chief Financial Officer reporting to Chief Executive Officer, Dmitry Beinus. Mr. Watanabe is replacing John D. Hellmann, Vice President Finance and Chief Financial Officer, who resigned effective November 21, 2005, in order to remain in Northern California and spend more time with his family rather than continue his employment as CFO at the Company's new principal executive offices in Southern California. Mr. Hellmann has agreed to continue to advise the Company during the transition, as needed.

Mr.Watanabe will oversee the Company's finance, investor relations, systems, human resources, legal, distribution operations as well as strategic planning, bringing over 25 years of retail financial and operational experience to his new role.

Mr.Watanabe, most recently served as Executive Vice President and Chief Financial Officer of Elizabeth Arden Spas and previously has served in the capacity of CFO for category leading retailers such as Petsmart, Inc., a Nasdaq company and Pic N Save Corp. / Mac Frugal's Bargains - Close-outs Inc., a NYSE company. His background also includes serving in the capacity of COO for several specialty retailers, including Sears Health and Nutrition Centers and Motherhood Maternity Stores.

Mr.Watanabe received his B.A. from the University of California at Los Angeles and is a Certified Public Accountant. In 1997, he was recognized for his contributions and accomplishments as the recipient of "Financial Executive of the Year" award from the Retail Financial Executive Organization of Southern California.

Mr. Beinus commented on Mr. Watanabe's retail background noting, "Neil is a seasoned leader who will add great depth to our management team. His substantial operating and management experience includes managing hundreds of retail locations in addition to managing the financial reporting of large public companies. I expect Neil to play a major role in helping Shoe Pavilion achieve its growth targets."

Shoe Pavilion is an independent off-price footwear retailer based in the Western United States. It offers a broad selection of women's, men's and children designer label and name brand footwear such as Converse, Reebok, Sketchers and Nine West, typically at 20% to 60% below department store regular prices for the same shoes. The Company has 90 locations in California, Washington, Oregon, Arizona and Nevada.

Contact: Shoe Pavilion
           Dmitry Beinus

           (818) 907 9975